August 15, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, NW

Mailstop: 3720

Washington, D.C. 20549

Re:	H&R Block, Inc.
Form 10-K/A amendment No. 2 for year ended April 30, 2005
Filed March 31, 2006
Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and January
31, 2006
File No. 1-06089

Dear Mr. Spirgel:

This letter responds to the comment made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter to me dated August 1, 2006, regarding (i) Form 10-K/A amendment No. 2 for year ended April 30, 2005, filed March 31, 2006 and (ii) Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and January 31, 2006 (the “Staff Comment Letter”).

Comments 1 and 2 in the Staff Comment Letter are reproduced below, with our response immediately following.

United States Securities and Exchange Commission

August 15, 2006

Form 10-Q/A for the quarter ended January 31, 2006—Note 6. Mortgage Banking Activities, page 9

1.

Tell us the range of estimated fair values for your MSRs that you received from the three different independent valuation experts referred to at page 2 of your response. Also tell us the fair value you determined for your MSRs using your revised assumptions.

We determine the fair value of mortgage servicing rights for individual transactions involving the sale of a pool of loans based upon the present value of estimated future cash flows. Prior to selecting the assumptions to be used in our valuation of MSRs for the quarter ended October 31, 2005, we reviewed the assumptions utilized in recent valuations of our MSRs prepared by three different independent valuation experts. These valuations included an estimate of fair value of the mortgage servicing rights and an outline of the various key assumptions utilized by the third parties in determining their estimates of fair value. In order to determine that the resulting MSR value calculated by the Company was reasonable, selected transaction values were compared to the resulting MSR values of the third parties as discussed in the following paragraphs.

We reviewed valuations of our MSRs by two third party valuation firms related to a transaction involving the sale of a pool of loans totaling $1.1 billion. The first valuation estimated the fair value of MSRs related to this loan pool at 0.467% to 0.617% of principal balance. The second valuation estimated the fair value of MSRs related to this loan pool at 0.638% of principal balance. Although the second third-party valuation report contained a single point estimate of value, we determined based on discussions with the valuation firm that the range of implied fair values would be +/- 0.05%, implying a range of fair values of 0.588% to 0.688%. Using our revised assumptions, we determined the fair value of the MSRs related to this pool of loans to be 0.678%.

We reviewed an additional third party valuation of our MSRs relating to a separate sales transaction for a pool of mortgage loans totaling $513 million. The valuation estimated the fair value of MSRs related to this loan pool at 0.704% of principal balance. Using our revised assumptions, we determined the fair value of the MSRs related to this pool of loans to be 0.683%.

As additional information, we have received valuations of MSRs related to three additional pools of mortgage loans subsequent to changing our assumptions during the quarter ended October 31, 2005.

United States Securities and Exchange Commission

August 15, 2006

We received valuations by two third party valuation firms related to a transaction involving the sale of a pool of loans totaling $947 million. The first valuation estimated the fair value of MSRs related to this loan pool at 0.612% to 0.712% of principal balance. The second valuation estimated the fair value of MSRs related to this loan pool at 0.577% to 0.727% of principal balance. Using our revised assumptions, we determined the fair value of the MSRs related to this pool of loans to be 0.712%.

We reviewed an additional third party valuation of our MSRs relating to a pool of mortgage loans totaling $2.9 billion. The valuation estimated the fair value of MSRs related to this loan pool at 0.66% to 0.74% of principal balance. Using our revised assumptions, we determined the fair value of the MSRs related to this pool of loans to be 0.717%.

We reviewed an additional third party valuation of our MSRs relating to a pool of mortgage loans totaling $2.4 billion. The valuation estimated the fair value of MSRs related to this loan pool at 0.64% to 0.75% of principal balance. Using our revised assumptions, we determined the fair value of the MSRs related to this pool of loans to be 0.682%.

2.	To help us understand the basis for your revised assumptions, please provide us with a more extensive discussion of the following items:
•

In your response, you provided a table of key assumptions at page 3. Please tell us whether the items in the column labeled “Previous Company Assumptions” are based on assumptions included in independent third party valuations of your MSRs. If so, tell us whether the independent third parties changed these assumptions in subsequent valuation reports that you used to determine your revised assumptions.

	•	It is unclear why there has been a substantial decrease in the adequate compensation assumptions. Please discuss your understanding of the underlying economics that resulted in this decrease.
•

You state that you prepared an analysis of the average actual number of days of prepayment interest shortfall over the prior eight month period. Tell us your basis for using an eight month period, instead of analyzing a longer period. Tell us how you determined the previous assumption of 15 days. Explain the underlying economic drivers that

United States Securities and Exchange Commission

August 15, 2006

resulted in the decrease in the number of days from 15 to 5.45 days. Tell us the range of prepayment interest shortfall days estimated by third parties in their valuations.

The items in the column labeled “Previous Company Assumption” on the table of key assumptions on page 3 of our response dated May 5 were only partially based on assumptions included in previous independent third party valuations of our MSRs, and also based on periodic informal discussions with market participants. Certain assumptions used in the most recent valuations changed from previously obtained assumption data. The assumptions outlined in the subsequent valuations were the basis for our updated assumptions as outlined in the column labeled “Revised Company Assumptions” in the aforementioned table.

The change in assumptions related to adequate compensation was limited to delinquent loans, which only represent approximately 10% of our servicing portfolio. The assumptions related to adequate compensation for current loans and loans in foreclosure did not change. This assumption change did not have a significant impact on the valuation of our MSRs as it only increased the value of our MSRs by less than one basis point of the principal balance of the loans. It is our understanding that adequate compensation to servicers has generally been decreasing as servicers have reduced their cost structures by leveraging large-scale servicing platforms, utilization of technology and business process outsourcing.

In determining the number of days prepayment interest shortfall assumption, we prepared an analysis of the average actual number of days of prepayment interest shortfall over an eight month period from January 2005 to August 2005. We limited our analysis to the current calendar year as we believed that current information is what a market participant would utilize in determining fair value of the MSRs. Note that we have continued to monitor this assumption on a monthly basis. For the period from January 2005 through June 2006 the number of days of prepayment interest shortfall has ranged from 2.84 to 6.41 days.

Our previous assumption was not based on an analytical review of the actual prepayment patterns and contractual remittance dates of the servicing portfolio; rather, the 15 day assumption represented one-half of a month of prepayment interest shortfall assuming payments were made evenly throughout the month. As the size of our servicing portfolio and related MSRs has grown, we have increased our ability to analyze the cash flow

United States Securities and Exchange Commission

August 15, 2006

characteristics of the portfolio. The number of days of prepayment interest shortfall days estimated by third parties in their valuations has ranged from 4.4 to 15.0 days.

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Please contact me at (816) 932-8388 if additional information is necessary in response to the Staff’s comments.

Sincerely,

H&R BLOCK, INC.

/s/ William L. Trubeck

William L. Trubeck